Mail Stop 4561

October 9, 2009

Eberhard Schoneburg
Chief Executive Officer
Artificial Life, Inc.
520 Broadway, Suite 350
Santa Monica, CA 90401

> **Re:** **Artificial Life, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 10, 2009**
> **File No. 000-25075**

Dear Mr. Schoneburg:

　　We have reviewed your response letter dated September 16, 2009 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 19, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 8. Financial Statements and Supplementary Data

Note 5. Notes Payable and Extinguishment of Liabilities

Extinguishment of Liabilities, page F-13

1.　　We note your response to prior comment number 2. Please explain to us, in greater detail, how you determined that you were legally released from these liabilities. Tell us how you concluded that the statute of limitations resulted in a judicial release of these obligations under paragraph 16(b) of SFAS 140. As part of your response, please tell us whether you received a legal opinion from your counsel. If so, please provide us with a copy of the opinion of counsel.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482, Christine Davis, Assistant Chief Accountant, at (202) 551-3408, or me at (202) 551-3406 if you have questions regarding the above comment.

Sincerely,

Patrick Gilmore
Accounting Branch Chief